

July 12, 2021

Udi Margulies
Chief Executive Officer
Rose Hill Acquisition Corp
981 Davis Dr NW
Atlanta, GA 30327

      Re: Rose Hill Acquisition Corp
          Draft Registration Statement on Form S-1
          Submitted July 2, 2021
          CIK No. 0001870129

Dear Mr. Margulies:

This is to advise you that we do not intend to review your registration statement.

We request that you publicly file your registration statement and nonpublic draft submissions at least 15 days prior to any road show as that term is defined in Rule 433(h)(4) or, in the absence of a road show, at least 15 days prior to the requested effective date of the registration statement. Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Timothy Collins at 202-551-3176 with any questions.

          Sincerely,

          Division of Corporation Finance
          Office of Energy & Transportation

cc: Daniel Forman